SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

asacha@sidley.com (312) 853 2939	FOUNDED 1866

March 31, 2015

Nicholas P. Panos, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Telephone and Data Systems, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 19, 2015
File No. 001-14157

Dear Mr. Panos:

On behalf of Telephone and Data Systems, Inc. (“TDS” or the “Company”), this letter responds to your letter dated March 26, 2015, regarding comments of the staff (“Staff”“) of the Securities and Exchange Commission (“SEC” or “Commission”) on the above-referenced filing. The Staff’s comments are repeated below.  References to page numbers are those in the above-referenced document as filed, as indicated below.  Concurrently with the filing of this correspondence, the Company is filing Amendment No. 1 to its Preliminary Proxy Statement.

Important Notice Regarding the Availability of Proxy Materials…

1.  We noticed that the proxy statement and other soliciting material will be available at a dedicated website. Please summarize for us how compliance with Rule 14a-16 has been effectuated.

Response:

Reference is made to the two sequential pages captioned “Notice of 2015 Annual Meeting of Shareholders and 2015 Proxy Statement” and “Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on May 21, 2015” that follow immediately after page v of the Summary and are immediately prior to the Table of Contents.   These pages are referred to herein as the “Notice Pages.”

Because the date of TDS’ definitive proxy statement and website posting is not known at this time, the Notice Pages will be completed after Staff review when the definitive proxy materials are completed.  For instance, assuming the definitive materials are dated April 17, 2015 (which is the target date), TDS will insert “17” on the Notice Pages and remove the brackets from “April [  ], 2015” in two places.  This date is referred to herein as the “Mailing Date.” TDS will also remove the brackets around the two references to the website: “[investors.tdsinc.com/proxyvote]”.  After printing of proxy materials, the proxy materials will be mailed to record holders and delivered to Broadridge for mailing to street name holders on the Mailing Date together with the 2014 Annual Report to Shareholders.  On such date, TDS will file the definitive proxy materials via EDGAR, including proxy cards, as a DEFC14A, and will file the 2014 Annual Report to Shareholders as an ARS.  On the Mailing Date, TDS will also cause the website “investors.tdsinc.com/proxyvote” to go live.  As stated in

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

the Notice Pages, this website will include (i) the 2015 Proxy Statement, (ii) the 2014 Annual Report and (iii) forms of the White Proxy Cards.  In addition, as stated on the Notice Pages, all additional soliciting materials sent to shareholders or made public after the Mailing Date will be posted to this website no later than the day on which such materials are first sent to shareholders or made public.

The Notice Pages and the foregoing will comply with Rule 14a-16.

As provided in Release 34-56135 in adopting Rule 14a-16, an issuer may use either (1) the notice only option or (2) the full set delivery option.  TDS will use the full set delivery option for the 2015 annual meeting pursuant to paragraph (n) of Rule 14a-16.

The following describes how TDS will comply with the below indicated subparagraphs of paragraph (n) of Rule 14a-16:

(1)           As noted above, TDS will mail the (i) the 2015 Proxy Statement, (ii) the 2014 Annual Report and (iii) White Proxy Cards to shareholders.

(2)           The Notice Pages will be accompanied with a full set of proxy materials.

(3)           Under Rule 14a-16(n)(3), TDS is not required to and will not:

(i)            send a separate notice 40 calendar days or more prior to the annual meeting date pursuant to Rule 14a-16(a) or comply with Rule 14a-16(l)(2), or

(ii)           provide copies pursuant to paragraph (j).

(4)           Pursuant to Rule 14a-16(n)(4), the Notice Pages are not required to and do not include:

(i)           instructions provided in paragraph (d)(2),

(ii)           instructions on how to request a copy of the proxy materials, or

(iii)          instructions pursuant to paragraph (d)(10).

The foregoing is consistent with Release 34-56135, which adopted Rule 14a-16.

Release 34-56135 states that “. . . an issuer or other person soliciting proxies who wishes to initially furnish a full set of proxy materials in paper to shareholders will be required to: (1) post those proxy materials on an Internet Web site; and (2) include a Notice of Internet Availability of Proxy Materials (Notice) with the full set or incorporate the Notice information into its proxy statement and proxy card.” [text at footnote 15].

TDS will post the materials on its website and has included all of the required Notice information in its proxy statement and proxy card.

Release 34-56135 further states [text at footnotes 51-54]:

“Under the ‘full set delivery option,’ an issuer will follow procedures that are substantially similar to the traditional means of providing proxy materials in paper. Under this option, in addition to sending proxy materials to shareholders as under the traditional method, an issuer must:

• Send a Notice accompanied by a full set of proxy materials, or incorporate all of the information required to appear in the Notice into the proxy statement and proxy card; and

• Post the proxy materials on a publicly accessible Web site no later than the date the Notice was first sent to shareholders.”

TDS will send the Notice Pages together with the full set of proxy materials to shareholders on the Mailing Date and will post the proxy materials on the website on the Mailing Date.

For issuers selecting the full set delivery option, Release 34-56135 provides as follows [text at footnotes 57-59]:

“The information required in the Notice, or proxy materials if no separate Notice is prepared, includes much, but not all, of the information that is required under the notice only option, including the following:

• A prominent legend in bold-face type that states:

“Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on [insert meeting date].

• The [proxy statement] [information statement] [annual report to security holders] [is/are] available at [Insert Web site address].

• The date, time, and location of the meeting or, if corporate action is to be taken by written consent, the earliest date on which the corporate action may be effected;

• A clear and impartial identification of each separate matter intended to be acted on and the issuer’s recommendations, if any, regarding those matters, but no supporting statements;

• A list of the materials being made available at the specified Web site;

• Any control/identification numbers that the shareholder needs to access his or her proxy card; and

• Information about attending the shareholder meeting and voting in person.”

The Notice Pages (together with the proxy cards which include the control numbers) comply with the above requirements.

The proxy cards also include the internet address of the tabulator where shareholders can vote electronically using the control number. The TDS website will also include this internet address and a link to permit shareholders who visit the TDS site to vote electronically.

As indicated in Release 34-56135, an issuer need not prepare a separate notice if the issuer incorporates all of the notice information into the proxy statement and proxy card, and the issuer need not send the notice and full set of proxy materials at least 40 days before the meeting date.  [See text at footnotes 75 and 77]

The materials posted on the TDS website will be in a PDF format that is convenient for reading online and printing on paper, and the website will not be the address of EDGAR.  The materials will be publicly accessible, free of charge, at this website from the Mailing Date through the conclusion of the annual meeting. The TDS website will not infringe on the anonymity of a person accessing that website.

Accordingly, compliance with Rule 14a-16 will be effectuated as described above.

What constitutes a quorum for the meeting?, page 6

2. Advise us, with a view toward revised disclosure in this section as well as Item 4 on the Form of Proxy, the legal basis upon which the registrant has relied to conclude that “the persons named in the enclosed proxy will have discretionary authority to vote with respect to such adjournment.” To the extent revisions are made to the proxy statement, please revise the disclosure in the second full paragraph on page six to qualify the scope of discretionary authority granted by Rule 14a-4(c). At present, the disclosure indicates that such discretionary authority empowers the proxy holders to vote on “any matter that may properly come before such meeting…”

Response:

Although Delaware law would permit the holders of proxies to exercise discretionary authority to adjourn the 2015 Annual Meeting, TDS understands the limitations on the discretionary authority conferred by a proxy that exist pursuant to Rule 14a-4(c) and that the Staff does not consider adjournment to solicit additional proxies to be an appropriate use of discretionary authority under Rule 14a-4(c).

TDS currently does not have any expectation that the 2015 Annual Meeting would be adjourned for any reason and currently has no intention of adjourning the meeting to solicit additional proxies or to adjourn the meeting for any other reason.  TDS also does not have any expectation or intention of taking any action inconsistent with Rule 14a-4(c) or the Staff’s position with respect to Rule 14a-4(c).

Accordingly, to address the Staff’ comment, TDS has revised the below referenced sections of the preliminary proxy statement and proxy cards in the manner indicated.

Second full paragraph on page 6:

“The board of directors has no knowledge of any other proposals that may be properly presented at the 2015 Annual Meeting and no other proposals were received by TDS by the date specified by the advance notice provision in TDS’ Bylaws.  ~~As permitted by SEC rules, t~~The proxy solicited by the board of directors for the 2015 Annual Meeting confers discretionary authority to the proxies named therein to vote on ~~any~~ matters that may properly come before such meeting or any postponement, adjournment or recess thereof, in addition to the foregoing proposals, to the extent permitted by ~~applicable law and regulation.~~Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended.”

A conforming change was also made on page 106.

Third full paragraph on page 7:

“Even if a quorum is present, holders of a majority of the voting stock present in person ~~or represented by proxy~~ may adjourn the 2015 Annual Meeting.  Because it holds a majority of the voting power of all classes of stock, the TDS Voting Trust has the voting power to approve an adjournment.  TDS does not currently have any expectation that the 2015 Annual Meeting would be adjourned for any reason.  ~~However, if there is a proposal to adjourn the 2015 Annual Meeting by a vote of the shareholders, the persons named in the enclosed proxy will have discretionary authority to vote with respect to such adjournment.~~”

Changes to item 4 on the Proxy Cards:

“ 4.           In accordance with their discretion, to vote upon ~~all~~ other matters that may properly come before the Annual Meeting and any postponement, adjournment or recess thereof, including matters incidental to the conduct of the meeting, to the extent permitted by Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended.”

The language “including matters incidental to the conduct of the meeting” was missing on one of the three proxy cards and has also been added to that proxy card.

On behalf of the Company, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the Staff’s convenience, we have sent to you separately via Fed Ex three copies of Amendment No. 1 to the Company’s Preliminary Proxy Statement that are marked to show changes from the version that was originally filed on March 19, 2015.  In addition to the changes noted above, the changes also include updates to certain information on pages 9, 39, 98, 106 and S-4 as marked.

We appreciate the Staff’s comments and request that the Staff contact the undersigned by phone at (312) 853-2939 or by fax at (312) 853-7036 or by email to asacha@sidley.com with any questions or comments regarding this letter.

Very truly yours,

/s/ Alfred N. Sacha

Alfred N. Sacha

cc: LeRoy T. Carlson, Jr.